Exhibit 99

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of director JULIAN CHRISTOPHER HANCE

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest HOLDING OF DIRECTOR’S SPOUSE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) SUSAN JACQUELINE HANCE

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) CONNECTED PERSON – SUSAN JACQUELINE HANCE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary ACQUISITION

7.	Number of shares/amount of stock acquired 20,000	8.	Percentage of issued class DE MINIMIS	9.	Number of shares/amount of stock disposed N/A	10.	Percentage of issued class N/A

11.	Class of security ORDINARY SHARES OF 27.5P EACH	12.	Price per share £1.245	13.	Date of transaction 12 NOVEMBER 2002	14.	Date company informed 12 NOVEMBER 2002

15.	Total holding following this notification 30,227			16.	Total percentage holding of issued class following this notification DE MINIMIS

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant N/A	18.	Period during which or date on which options exercisable N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved: class, number N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22.	Total number of shares or debentures over which options held following this notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries CAROLINE WEBB 020 7569 6075

25.	Name and signature of authorised company official responsible for making this notification JACKIE FOX DEPUTY GROUP COMPANY SECRETARY

Date of notification 13 NOVEMBER 2002